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02023045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8-49475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST FINANCIAL UNITED INVESTMENTS, LTD., L.L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16801 GREENSPOINT PARK DRIVE, SUITE 340
(No. and Street)

HOUSTON,	TEXAS	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN HILL — 281-873-4433
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NULL LAIRSON, P.C.
(Name — *if individual, state last, first, middle name*)

11 GREENWAY PLAZA, SUITE 1515	HOUSTON,	TEXAS	77046
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, DAN HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FINANCIAL UNITED INVESTMENTS, LTD., L.L.P., as of DECEMBER 31, 2001, 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

FIRST FINANCIAL UNITED INVESTMENTS, LTD, LL

Title

Notary Public

Raquel Martinez
Notary Public
State of Texas
My Commission Expires
August 31, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null·Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT

To the Partners
First Financial United Investments Ltd., L.L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of First Financial United Investments Ltd., L.L.P. (the "Partnership") as of December 31, 2001, and the related statements of income, partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial United Investments Ltd., L.L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Null Lairson, P.C.

Houston, Texas
February 4, 2002

First Financial United Investments Ltd., L.L.P.
Statement of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 88,629	$ 60,321
Investments	8,312	$ 18,312
Accounts receivable	-	7,685
Commissions receivable	14,817	40,901
Other receivables	300	2,900
Furniture and equipment, net of accumulated depreciation of $19,343 and $13,717 at December 31, 2001 and 2000, respectively	12,222	11,271
Total assets	$ 124,280	$ 141,390
Liabilities		
Commissions payable	$ 7,330	$ 21,807
Accrued expenses	23,156	16,481
Total liabilities	30,486	38,288
Commitments and contingencies		
Partners' equity	93,794	103,102
Total liabilities and partners' equity	$ 124,280	$ 141,390

See accompanying notes to financial statements.

First Financial United Investments Ltd., L.L.P.
Statement of Income
Year Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 1,868,702	$ 2,005,039
Interest	2,088	4,708
Other	(12,077)	1,135
Total revenues	1,858,713	2,010,882
Expenses		
Commissions	1,356,676	1,439,494
General and administrative	463,854	481,516
Total expenses	1,820,530	1,921,010
Net income	$ 38,183	$ 89,872

See accompanying notes to financial statements.

First Financial United Investment Ltd., L.L.P.
Statement of Partners' Equity
Year Ended December 31, 2001 and 2000

	General Partners' Equity	Limited Partners' Equity	Total Partners' Equity
Balance, December 31, 1999	$ 5,144	$ 116,711	$ 121,855
Net income	1,797	88,074	89,871
Partner withdrawals	-	(108,624)	(108,624)
Balance, December 31, 2000	6,941	96,161	103,102
Net income	764	37,419	38,183
Partner withdrawals	-	(47,491)	(47,491)
Balance, December 31, 2001	$ 7,705	$ 86,089	$ 93,794

See accompanying notes to financial statements.

First Financial United Investments Ltd., L.L.P.
Statement of Cash Flows
Year Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net Income	$ 38,183	$ 89,871
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	5,626	4,127
Decrease in accounts receivable	7,685	15,962
Decrease (increase) in commissions receivable	26,084	54,020
(Increase) decrease in other receivables	2,600	(2,555)
Increase (decrease) in commissions payable	(14,477)	(50,529)
Increase in accrued expenses	6,675	16,227
Net cash provided by operating activities	72,376	127,123
Cash flows from investing activities		
Purchases of furniture and equipment	(6,577)	(9,271)
Unrealized loss on securities	10,000	
Purchase of securities	-	(18,312)
Net cash used in investing activities	3,423	(27,583)
Cash flows from financing activities		
Partner withdrawals	(47,491)	(108,624)
Net cash used in financing activities	(47,491)	(108,624)
Net increase (decrease) in cash	28,308	(9,084)
Cash and cash equivalents, beginning of year	60,321	69,405
Cash and cash equivalents, end of year	$ 88,629	$ 60,321

First Financial United Investments Ltd., L.L.P
Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

First Financial United Investments, Ltd., L.L.P. (the "Partnership") is a Houston, TX based broker and dealer of securities registered with the Securities and Exchange Commission (SEC) and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. Substantially all of the Partnership's customers are located in Texas, Michigan, and Florida. The Partnership is a member of the National Association of Securities Dealers, Inc. and Securities Investors Protection Corporation.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

All trades clear through an independent clearing firm. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

First Financial United Investments Ltd., L.L.P
Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

__Cash Equivalents__

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - DEPOSITS WITH CLEARING BROKER

Included in cash at December 31, 2001 and 2000 was $15,000 and $15,000, respectively, maintained on deposit to satisfy requirements of a clearing broker of the Partnership.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation bills the Partnership monthly for general and administrative services. The amount expensed and paid by the Partnership during the years ended December 31, 2001 and 2000 amounted to $0 and $0 respectively.

NOTE 4 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments which potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

Substantially all of the Partnerships' receivables were due from commissions earned from the trade of securities. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2001 and 2000. For the year ended December 31, 2001, two customers accounted for approximately 80% and 5%, respectively, of the Partnerships' revenues. For the year ended December 31, 2000, two customers accounted for approximately 68% and 6%, respectively, of the Partnerships' revenues.

First Financial United Investments Ltd., L.L.P
Notes to Financial Statements

NOTE 5 - MINIUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Partnership's net capital exceeded the required net capital by $64,418 and $62,604 at December 31, 2001 and 2000, respectively. The Partnership's net capital ratio was 0.49 to 1 and 0.57 to 1 at December 31, 2001 and 2000, respectively.

NOTE 6 - INVESTMENTS

During the year, the Partnership held the following securities:

Company	Type	Value	Cost
Affiliated Resources	Stock	$ 0	$ 10,000
NASDAQ	Warrants	8,312	8,312
	Total	$ 8,312	$ 18,312

Schedule I
First Financial United Investments Ltd., L.L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2001

Computation of Net Capital:		
Total Partners' equity (from statement of financial condition)	$	93,794
Total Partners' equity qualified for net capital	$	93,794
Deductions		
Restricted investments		(8,312)
Furniture and equipment, net		(12,222)
Other receivables		(300)
CRD cash		(2,935)
Net capital before haircut on securities		70,025
Less haircut on securities		607
Net capital	$	69,418
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$	30,486
Total aggregate indebtedness	$	30,486
Percentage of aggregate indebtedness to net capital		43.92%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,033
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	64,418
Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2001):		
Net capital, as reported in Partnership's Part II (unaudited) December 31, 2001 FOCUS report	$	88,630
Less Audit Adjustments:		
Adjust capital accounts		(20,315)
Adjust depreciation expense		(5,904)
Record commissions receivable		14,817
Record commissions payable		(7,330)
Write off bad debt		(500)
Record interest income		20
		(19,212)
Net Capital Per Above	$	69,418

Schedule II

First Financial United Investments Ltd., L.L.P

Exemption Claimed From the Provisions of Rule 15c3-3 Of the Securities and Exchange Commission

At December 31, 2001, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, as an introducing broker and dealer, the Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The clearing broker or dealer carries all of the accounts of such customers and maintains and reserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4.

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null•Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
First Financial United Investments Ltd., L.L.P.
Houston, TX 77079

In planning and performing our audit of the financial statements and supplemental schedules of First Financial United Investments Ltd., L.L.P. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of First Financial United Investments Ltd., L.L.P., for the year ended December 31, 2001, and this report does not affect our report thereon dated February 4, 2002. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, The SEC, The NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Null Lairson, P.C.

Houston, Texas
February 4, 2002

FIRST FINANCIAL UNITED
INVESTMENTS LTD., L.L.P.

FINANCIAL STATEMENTS

December 31, 2001

Null-Lairson
Professional Corporation
Certified Public Accountants
11 Greenway Plaza, Suite 1515
Houston, Texas 77046
(713) 621-1515

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